

July 19, 2011

Mr. Andrew J. Kandalepas
President and Chief Executive Officer
Wellness Center USA, Inc.
1014 E. Algonquin Road, Suite 111
Schaumburg, Illinois 60173

> **Re:** **Wellness Center USA, Inc.**
> **Registration Statement on Form S-1**
> **Amendment No. 1 filed July 7, 2011**
> **File No. 333-173216**

Dear Mr. Kandalepas:

We have reviewed your amendment filed July 7, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1

General

1. Please include the information requested by Item 101(h)(5) of Regulation S-K. You are encouraged to provide your internet address, if available.

Prospectus Summary, page 5

2. Please expand the discussion to clarify whether the supplement and nutrition products you intend to sell will be manufactured or produced by unaffiliated third parties.

3. We note your response to comment 7. Please expand the discussion to explain what you mean by the phrase "… ensuring first that our product flow is robust…." In addition, since your marketing plan is apparently based solely on your website, please expand the

discussion to explain how you plan to test the adequacy of your product flow and order processing mechanisms prior to creating any market exposure.

Common Stock Outstanding and Related Stockholder Matters, page 5

4. We note the reference in note 7 on page F-34 to the June 2011 cancellation of shares issued to a consultant. Please identify the consultant and file the consultant agreement as an exhibit.

Risk Factors, pages 8-12

5. We note your response to comment 11 and the disclosure you have added. In addition to this new disclosure, please expand the risk factor section to include additional separate risk factors specifically addressing:
    * The extent of your business development;
    * Your accountant's going concern opinion;
    * The need for additional capital;
    * Dilution as a result of such capital raising efforts; and
    * The lack of independent directors and related corporate governance issues and potential risks to shareholders. In this regard, we note the disclosure you have added concerning your sole director does not describe the corporate governance risks we previously requested that you address.

Determination of Offering Price, page 12

6. We note your response to comment 25. Please expand the discussion to disclose the $0.25 fixed price per share.

Dilution, page 13

7. We note your response to comment 26 and the information contained in footnote c and reissue the comment in part. Please revise the disclosure to indicate the amount of decrease between the price paid for share by the purchasers ($0.25) and the net book value per share.

Plan of Distribution, page 14

8. We note the last sentence of the first paragraph of this section. Please expand the discussion to disclose that until such time as a market develops, you will sell the shares at a fixed price of $0.25 per share.

Business, page 20

9. Please expand the discussion to explain what you mean by the term "unofficial relationship with the New Jersey based ProteinFactory…." In this regard, it appears your website directly links to ProteinFactory and the products you advertise for sale are produced by and possibly shipped directly by ProteinFactory. In addition, your website, under the heading "Partners," contains the language "an official distributor of ProteinFactory.com." Accordingly, it appears you are basically advertising products developed and manufactured by others and fulfillment of such orders will be completed by third parties. Please advise or revise your disclosure as may be appropriate.

10. Please expand your discussion to explain specifically how your products "will be uniquely tailored to fit each and every individual's needs."

11. We note the statement "we then will process the order in our supplier's factory…." Please identify your supplier and clarify how you propose to "process" the order. In this regard, we note you have no employees.

12. Please explain what you mean by "Beta testing" and tell us when the testing began, the duration of such testing, and the results. In this regard, we note the aminofactory website contains product and price information, states that on average you launch a new product every week, and that the website apparently dates to late 2010. Accordingly, it appears that your website is currently in operation.

13. It is unclear from the discussion whether there is, in fact, a sole manufacturer of your products, or a source supplier for the components of your product, or a sole source for product order fulfillment. If you are substantially dependent on any of your raw material or component suppliers, or fulfillment services, please identify them here and identify the products that are materially dependent on the fulfillment services, raw materials or components. Also, please file copies of these agreements as exhibits and discuss them in greater detail in your business section. If you do not believe you are substantially dependent upon these agreements, please provide an analysis supporting your determination. See Item 601(b)(10)(ii)(B) of Regulation S-K.

14. Please clarify who specifically will ship the product directly to the customer.

Vitamin Supplement Market, page 20

15. We note the reference to total U.S. sales of supplements in 2008. However, we note that the products "you plan to sell will be significantly different than most vitamins and supplements sold by present providers - because they will be Amino acid based and uniquely tailored to fit each and every individual's needs." Please clarify what portion of the total U.S. market is attributed to each of the specific types of products you intend to

sell. If you do not intend to serve the global market, the discussion of your anticipated market should be revised accordingly.

Products, page 21

16. You have provided information apparently pertaining to five amino acids, however you have not explained the significance of this information to your business or plan of operation. Please expand the discussion to explain why you have included this information. For example:
    - Are these products you currently sell or plan to sell;
    - Do you have any patent or license rights with respect to these patents;
    - Who or what is "Ajinomoto" and what, if any, relationship do you have with Ajinomoto; and
    - Why have you included Ajinomoto products when the only "relationship" with a manufacturer of amino acid based nutritional products you have identified is the "relationship" with Protein Factory.

17. Please provide to us supplementally the basis for the statements you have made with respect to each of the listed products. For example:
    - "Ajinomoto is the global leader in the research, production and sales of amino acids;"
    - "No one else comes close-the impurities in other brands can be as much as six times higher;"
    - "Ajinomoto's IBCAA is the result of unique production technology that sets it apart from any competitive powder;"
    - [with respect to Ajinomoto L-Glutamine] "no ingredients of animal origin are used in the manufacturing process;"
    - "L-leucine is 100% free of materials of animal origin, as are all Ajinomoto amino acids;" and
    - "Try adding 300mg of L-Histidine 45 minutes prior to exercise to further increase Carnosine production. Beta alanine can cause a tingling and flushing effect on the skin. This is a perfectly normal reaction by the body and not harmful."

Management Discussion and Analysis of Financial Condition and Results of Operations
Revenues/Capital Source(s), page 29

18. Please refer to prior comment 36. We repeat our request for you to disclose your critical accounting policies in MD&A. Please refer to FR-60 and 72.

19. Please tell us how your projections comply with Item 10(b) of Regulation S-K. Please explain to us how you determined that you have a reasonable basis for assessing future performance given your lack of operating history and the unique nature of your products. In addition, please expand your disclosure to include the assumptions that are the most

significant to the projections, including estimated sales unit volumes, number of products offered and cost of goods sold.

Capital Sources, page 28

20. We note that following the heading "capital sources" the only information provided is the statement "Our founder and Officer Andrew J. Kandalepas." Please expand the discussion to explain what you mean by this statement. For example, will Mr. Kandalepas provide the entire $122,000 estimated to fund your operations for the first twelve months?

Directors, Executive Officers and Control Persons, page 30

21. The introductory paragraph indicates you have provided the dates the respective individuals became an officer or director of the company, however such information has not been provided. Please revise.

22. We note your response to comment 45 and reissue the comment in part. Please provide Mr. Kandalepas' specific work history since July 2009.

23. We note your responses to comments 46 and 47 and reissue the comments. While you may indicate the consulting agreement was subsequently terminated and when, the terms of the agreement should be described and the agreement should be filed as an exhibit since it is a material agreement entered into within two years of the filing of the registration statement. See Item 601(b)(10)(i) of Regulation S-K.

Summary Compensation, page 32

24. We note your response to comment 48 and reissue the comment. Please indicate the year for which the compensation information is provided. In this regard, we note the table bears the heading "Summary Compensation Table – ending June 30, 2011" and that you have a September 30 fiscal year end.

Principal Shareholders, page 34

25. We note the table reflects the percentage ownership of Periklis Papadopoulos and Evan Manolis decreases after the offering although they are not selling any shares and the number of outstanding shares will remain the same before and after the offering. Please advise or revise.

Recent Sales of Unregistered Securities

26. Please expand the discussion relative to the 2,557,500 and 7,982,500 share issuances to name the persons to whom the shares were sold. See Item 701(b) of Regulation S-K.

Exhibit 23.1

27. The auditor's report on page F-2 is dated March 28, 2011 yet the report date referenced in their consent is March 31, 2011. Please revise the consent to correct the discrepancy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Aaron D. McGeary, Esq.
    The McGeary Law Firm, P.C.
    405 Airport Freeway, Suite 5
    Bedford, Texas 76021